22003120

SEC Mail Processing
FEB 09 2022
Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70573

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BRONSON FINANCIAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 JENNER, SUITE 200
(No. and Street)

IRVINE	CA	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RYAN J. HOFFMAN	949-504-4454	RHOFFMAN@BRONSONFINANCIAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 WASHINGTON STREET, BUILDING S	NORWELL	MA	02061
(Address)	(City)	(State)	(Zip Code)

24 FEB 2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RYAN J. HOFFMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BRONSON FINANCIAL LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of Orange
Subscribed and sworn to (or affirmed) before me on this 7th day of Feb 2022, by Ryan Hoffman
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public
Signature ____________ (Seal)

Signature: ____________

Title:
CFO | FINOP

YASMIN ORTEGA
Commission # 2252399
Notary Public - California
Orange County
My Comm. Expires AUG 3, 2022

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRONSON FINANCIAL LLC

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Directors
Bronson Financial LLC
Irvine, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bronson Financial LLC as of December 31, 2021, the related statement of operations, changes in member's equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bronson Financial LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Bronson Financial, LLC management. Our responsibility is to express an opinion on Bronson Financial LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bronson Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information appearing on pages 9 through 13 has been subject to audit procedures performed in conjunction with the audit of Bronson Financial LLC's financial statements. The supplemental information is the responsibility of the Bronson Financial LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2021
Norwell, Massachusetts
February 7, 2022

BRONSON FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

Assets	
Current assets	
Cash and cash equivalents	$ 327,393
Prepaid expenses and other assets	5,111
Total current assets	332,504
Total assets	$ 332,504
Liabilities and member's equity	
Current liabilities	
Accounts payable and accrued expenses	$ 9,880
Total current liabilities	9,880
Member's equity	322,624
Total liabilities and member's equity	$ 332,504

See accompanying notes.

BRONSON FINANCIAL LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues	
Advisory services	$ 120,000
Total revenues	120,000
Operating expenses	
Consulting services	53,412
Rent	5,400
Computer, internet, and telephone	1,511
Insurance	553
Legal and professional fees	9,394
Other operating expenses	9,326
Total operating expenses	79,596
Net income	$ 40,404

See accompanying notes.

BRONSON FINANCIAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, December 31, 2020	$	92,220
Contributions from member		190,000
Net income		40,404
Balance, December 31, 2021	$	322,624

See accompanying notes.

BRONSON FINANCIAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net income	$ 40,404
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Prepaid expenses and other assets	(2,891)
Accounts payable and accrued expenses	9,880
Net cash provided by operating activities	47,393
Cash flows from financing activities:	
Contributions from member	190,000
Net cash provided by financing activities	190,000
Net increase in cash and cash equivalents	237,393
Cash and cash equivalents at beginning of year	90,000
Cash and cash equivalents at end of year	$ 327,393

See accompanying notes.

BRONSON FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 Organization and Summary of Significant Accounting Policies

Organization

Bronson Financial LLC (the "Company") is a Delaware limited liability company focusing on capital raising and mergers and acquisitions advisory services. The Company was formed in February 2020 and became a member of the Financial Industry Regulatory Authority ("FINRA") in June 2021.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of FINRA. The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements are not required.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

Cash and Cash Equivalents

The Company considers cash in banks and investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-19. "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance for accounting for certain contract costs, and new disclosures.

The Company's sources of revenue are fees earned from providing M&A advisory consulting services. The company recognizes revenue from its M&A advisory consulting service engagements as the performance obligations related to the underlying arrangements are completed.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company made an election to be taxed as a partnership under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's member on its tax return.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, Accounting for Uncertainty in Income Taxes. FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's return from 2021 is subject to review by the Internal Revenue Service.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any securities as of December 31, 2021.

Note 2 Subsequent Events

The Company has evaluated subsequent events through February 7, 2022, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that require disclosures and/or adjustments.

Note 3 Significant Clients

The Company derived 100% of its revenue from two key clients during the year ended December 31, 2021. The makeup of the Company's client base will vary from year to year.

Note 4 Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. As of December 31, 2021, the Company's net capital was $317,659 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with Rule 15c3-3.

Note 5 Contingencies

The Company is subject to litigation and claims arising in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. No loss contingency was recorded as of December 31, 2021.

COVID-19 has presented substantial risks to companies. Management continually assesses risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

Note 6 Compliance with SEA Rule 15c3-3

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. During the calendar year 2021 the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts.

Note 7 Related Party Transactions

Interlink Electronics, Inc. ("Interlink"), Qualstar Corporation ("Qualstar"), and BKF Capital Group, Inc. ("BKF") are related parties to Bronson Financial LLC. Steven N. Bronson, the Company's Chairman of the Board and Chief Executive Officer, is also (a) the Chairman of the Board, Chief Executive Officer and majority shareholder of Interlink, (b) the Chief Executive Officer, Director and shareholder of Qualstar, and (c) the Chairman of the Board, Chief Executive Officer and majority shareholder of BKF. Ryan J. Hoffman, the Company's Chief Financial Officer, is also the Chief Financial Officer of Interlink, Qualstar, and BKF. BKF is the sole member of Bronson Financial LLC.

The Company provides M&A advisory consulting services to Interlink and Qualstar. During the year ended December 31, 2021, the Company recorded advisory services revenue of $60,000 from Interlink, and $60,000 from Qualstar, all of which had been billed and collected as of December 31, 2021.

Interlink provides consulting services to the Company under a consulting services agreement whereby certain employees of Interlink render services to the Company at our direction for functions such as operations and accounting. The Company compensates Interlink for these services monthly in an amount equal to the approximate fully burdened cost of those employees according to the allocated amount of their time they dedicate to serving the Company. During the year ended December 31, 2021, the Company incurred $53,412 of expenses under this consulting services agreement, of which $44,073 had been paid to Interlink as of December 31, 2021, and $9,339 was payable to Interlink as of December 31, 2021.

The Company entered into an expense sharing agreement with BKF. Pursuant to the agreement, BKF permits the Company to use a portion of its office facility, computer and software, telephone and internet, and office supplies, in exchange for a monthly fee of approximately the value of those respective items the Company consumes. During the year ended December 31, 2021, the Company incurred $7,200 of expenses under this expense sharing agreement, all of which had been paid to BKF as of December 31, 2021.

Interlink and BKF occasionally pay expenses on the Company's behalf, for which the Company reimburses Interlink and BKF. During the year ended December 31, 2021, Interlink paid $66 of expenses on the Company's behalf, of which $36 had been paid to Interlink as of December 31, 2021, and $30 was payable to Interlink as of December 31, 2021. During the year ended December 31, 2021, BKF paid $14,430 of expenses on the Company's behalf, of which $14,219 had been paid to BKF as of December 31, 2021, and $211 was payable to BKF as of December 31. 2021.

BRONSON FINANCIAL LLC

COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

Member's Equity	$ 322,624
Deductions:	
Nonallowable assets	(4,965)
Net Capital	$ 317,659
Minimum Net Capital Required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

Aggregate Indebtedness

Total Liabilities and Aggregate Indebtedness	$ 9,880
Ratio of Aggregate Indebtedness to Net Capital	0.03

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

BRONSON FINANCIAL LLC

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

AS OF DECEMBER 31, 2021

None. The Company is exempt from Rule 15c3-3.

BRONSON FINANCIAL LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

AS OF DECEMBER 31, 2021

None. The Company is exempt from Rule 15c3-3.

BRONSON FINANCIAL LLC

ASSERTIONS REGARDING EXEMPTION PROVISIONS

AS OF DECEMBER 31, 2021

Bronson Financial LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bronson Financial LLC

I, Ryan J. Hoffman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Name and Title – Ryan J. Hoffman, CFO | FINOP

07 February 2022

Date

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Bronson Financial LLC
Irvine, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Bronson Financial, LLC stated that Bronson Financial, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Bronson Financial, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC state on April 4, 2014. Bronson Financial, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. Bronson Financial, LLC management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Bronson Financial, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.
We have served as Bronson Financial LLC's auditor since 2021
Norwell, Massachusetts

February 7, 2022